UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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DIGIRAD CORPORATION

(Name of Registrant as Specified in its Charter)

RED OAK PARTNERS, LLC

THE RED OAK FUND, L.P.

PINNACLE FUND, LLLP

PINNACLE PARTNERS, LLC

PINNACLE CAPITAL, LLC

WHITE PEAKS HOLDINGS, LLC

DAVID SANDBERG

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT

This proxy statement is being furnished to holders of the common stock of Digirad Corporation (the “Company”) in connection with the solicitation of proxies by Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners, LLC, Pinnacle Capital, LLC, White Peaks Holdings, LLC and David Sandberg, whom we refer to collectively as “Red Oak” in this proxy statement, to be used at the Annual Meeting of Stockholders (the “Annual Meeting”) of the Company.

Time and Place of the Annual Meeting

According to the Company’s proxy statement filed on April 4, 2013, the Annual Meeting is being held on May 3, 2013 at the Company’s headquarters at 13950 Stowe Drive, Poway, California 92064, at 9:00 a.m. Pacific Standard Time.

All stockholders of the Company as of March 12, 2013, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Voting materials, which include this Proxy Statement and a BLUE proxy card, will be sent to some or all stockholders on or about April [__], 2013. Stockholders who do not receive this statement and a BLUE proxy card but wish to receive them can contact Alliance Advisors as indicated on the last page of this Proxy Statement.

If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote such shares and only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the BLUE proxy card on your behalf.

This proxy statement does not constitute formal notice of the Annual Meeting.  Formal notice of the Annual Meeting will be sent by the Company.

YOUR VOTE IS IMPORTANT.  If you agree with the reasons for Red Oak’s solicitation set forth in this Proxy Statement and believe that the election of the Red Oak nominees to the Board of Directors can make a difference, please vote for the election of the Red Oak nominees, no matter how many or how few shares you own.

RED OAK URGES YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST.  RED OAK BELIEVES THE COMPANY HAS NOT BEEN TRANSPARENT WITH SHAREHOLDERS, AND RED OAK’S PROXY EXPLAINS WHY.  PLEASE READ OUR PROXY AND MAKE AN INFORMED VOTE ON THE BLUE PROXY CARD.

By executing the BLUE proxy card, you will authorize us to vote FOR the election of the Red Oak nominees, AGAINST the director and officer say on pay proposals (indicating you believe their compensation has been too high), and AGAINST the appointment of Ernst & Young LLP (indicating you believe the historical fees paid are inappropriate given the size of the Company and scope of work involved).  If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.  You may also contact Alliance Advisors, who has been retained by Red Oak to assist shareholders in voting, at:

Alliance Advisors LLC

200 Broadacres Drive 3rd Floor

Bloomfield, NJ 07003

Shareholders Call Toll Free: 1 (888)-991-1289

Banks and Brokers Call Collect: 973-873-7721

.

The persons and entities which constitute Red Oak are described below in the section entitled “Certain Information Regarding the Participants.” This proxy statement sometimes refers to Red Oak as “we,” “us,” “our” and variants of those words.

Why You Were Sent This Proxy Statement

You are receiving a Proxy Statement and proxy card from us because you owned shares of common stock of the Company on March 12, 2013, the record date for the Annual Meeting. This Proxy Statement describes important issues on which we would like you, as a stockholder, to vote. It also gives you information on these issues so you can make an informed decision.

When you sign the BLUE proxy card, you appoint David Sandberg and Adrian Pertierra of Red Oak Partners, LLC as your representatives at the Annual Meeting. They will vote your shares, as you have instructed them on the proxy card, at the Annual Meeting. If you sign and return a BLUE proxy card without giving specific voting instructions, your shares will be voted FOR the election of the Red Oak nominees, AGAINST the appointment of Ernst & Young LLP, and AGAINST Proposals 3 and 4 regarding director and named executive officer compensation.

 If you plan to attend the Annual Meeting we recommend that you complete, sign, and return your BLUE proxy card in advance of the meeting just in case your plans change. This way, your shares will be voted whether or not you attend the Annual Meeting.

REASONS FOR THE SOLICITATION

We are large stockholders, and own more common stock than all Directors combined.  We do not believe the current Board represents the best interests of shareholders.  We believe they have not been transparent to shareholders about information which we believe shareholders should and would want to know, lack the requisite background and experience to execute a successful strategy (including the acquisition strategy they have indicated they expect to pursue), and have committed a number of mistakes which we believe are attributable to their lack of experience, all of which we detail below.  Lastly, we believe that every governance improvement effected thus far has been adopted largely as a result of pressure exerted on the Company by Red Oak, and that the current Board’s track record, absent outside pressure, indicates sustained failure to take any meaningful steps to improve governance or to make the Company more shareholder friendly.

While we have been able to influence the Company to undertake positive governance changes, in order to protect our investment and that of all other shareholders we have assembled a highly qualified slate of Directors.  We believe our candidates, if elected, would lead Digirad in the right direction and thus are more likely to create shareholder value.  More specifically, our slate of Director nominees has more experience regarding mergers and acquisitions, more experience regarding the protection and utilization of tax loss assets (including regarding IRS Section 382), more turnaround experience, and a stronger governance improvement track record. Accordingly, we believe our slate will create the most value for shareholders.

Timeline of Events

In November 2011, Red Oak submitted a slate of nominees to join Digirad’s Board in 2012.  We sought board representation primarily because we felt the then-incumbent board had led significant share price underperformance and insider enrichment, and was not fully aligned with shareholders because of their very low share ownership.  After submitting its nominating letter, Red Oak’s Founder and Managing Member, David Sandberg, was contacted by Digirad’s Chairman King Nelson, who indicated that Digirad wished to avoid a contest. Red Oak and Digirad then discussed potential changes to Digirad’s Board and improvements in its governance policies to ensure insiders were better aligned with shareholders, because Red Oak indicated it would require these as part of any agreement.  During those discussions with Mr. Nelson, Red Oak was offered three Board seats under a potential agreement where incumbent Directors would retain four seats.  Red Oak declined the offer and insisted that incumbents could not continue to control the Board because of Red Oak’s view regarding their past actions and because Red Oak did not believe that an incumbent-led Board was in shareholder’s best interests.  We (Red Oak) encouraged the company to contact some of its other large shareholders and gather qualified Director candidates from them, specifically suggesting that they target potential nominees who worked for or were shareholders of size to ensure direct alignment with other shareholders through common stock ownership.

During Red Oak’s discussions with Mr. Nelson, an individual named Charles Gillman called Mr. Sandberg, requesting permission to oversee a proxy contest against Digirad backed by Red Oak’s stock ownership position because Mr. Gillman indicated he owned no shares of Digirad at the time.  Mr. Sandberg declined the request, informing Mr. Gillman that Red Oak had run several successful proxy contests in the past which created shareholder value, knew how to do so, and believed in doing so only when reasonably high share ownership existed  (noting that Mr. Gillman owned no shares of Digirad at that time).  It was unclear to Mr. Sandberg as to why Mr. Gillman was calling and seeking this type of work given Mr. Gillman stated that he worked for a family office based in Tulsa and presumably had full-time employment.

Shortly after we suggested that Digirad ask for qualified nominees from its other large shareholders and after Red Oak had rejected Mr. Gillman’s solicitation, Mr. Nelson informed us that his Board had been referred the names of and wished to consider Mr. Charles Gillman (the same person who had previously asked to represent Red Oak in a contest against Digirad) and Mr. Jeff Eberwein as nominees, as part of a new agreement with Red Oak.  Mr. Nelson informed Red Oak that these candidates had been recommended by Heartland advisors, Digirad’s second largest shareholder.  Mr. Sandberg called Adam Peck, a portfolio manager at Heartland who Mr. Sandberg had spoken with before and who had agreed that change must occur at Digirad.  Mr. Peck confirmed that Heartland had recommended Mr. Gillman and Mr. Eberwein to Digirad because his employer knew Mr. Gillman from a past investment and had agreed to support Mr. Gillman and his associate, Mr. Eberwein, as nominees for the Board of Digirad.  After learning of their candidacy, Mr. Sandberg spoke with Mr. Eberwein to learn about his credentials, during which Mr. Eberwein discussed that he had known Mr. Gillman for a number of years and that he had previously been a global mid and large cap investor, including most recently with Soros Fund Management.  Mr. Eberwein did not share his reasons for no longer being employed at Soros, but did confirm that he had never before served as a Director of a public company and that he was not a micro cap investor previously at Soros.  Mr. Sandberg informed Mr. Eberwein that because he did not have adequate experience there would be a significant amount of time spent learning on the job. As such, Mr. Sandberg indicated that he understood such a learning experience could benefit Mr. Eberwein, but that having Mr. Eberwein on the board was not in the best interests of shareholders.

After our diligence on the two proposed nominees, we concluded that the two nominees – Gillman and Eberwein - lacked the turnaround, mergers and acquisitions, micro cap/ small company, and Board experience sufficient to drive the improvements which Digirad badly needed.  Subsequently, Mr. Sandberg spoke with both nominees, with Mr. Peck of Heartland Advisors, and with Mr. Nelson of Digirad and informed each of them that Red Oak could not support Mr. Gillman’s and Mr. Eberwein’s nomination because of the conclusions reached by Red Oak during diligence.  Mr. Nelson then informed Mr. Sandberg that another shareholder had recommended Jim Hawkins as a nominee.  After Mr. Sandberg spoke with Mr. Hawkins, he re-iterated to Mr. Nelson that Red Oak could not support incumbents retaining control, and that the Company still needed governance, compensation, and ownership improvements.

On April 23, 2012 and absent an agreement with Red Oak, Digirad appointed Jeff Eberwein, Charles Gillman, and Jim Hawkins to the Board.  Red Oak believes Digirad appointed these Directors because Red Oak refused to agree to a deal where incumbents retained control (even if Red Oak was allotted three Director seats), and because these Directors were agreeable to continued control by the incumbents as evidenced by their joining the Board without any agreement requiring incumbents to not control the Board.  After their appointment to the Board, Mr. Eberwein became the point of contact for Digirad in continued discussions with Mr. Sandberg and Red Oak, and sought to negotiate a settlement under which Red Oak would not contest the Director elections at the 2012 Annual Meeting.  Mr. Sandberg expressed his concern during phone calls with Mr. Eberwein and Mr. Gillman regarding their lack of experience in micro caps, mergers and acquisitions (ie, they don’t have deal flow or lender relationships, thus there would exist substantial learning curves and a need for time to create networks), turnarounds, regarding Digirad’s imaging business, regarding tax loss assets (and the structuring and protection of with respect to IRS Section 382), regarding corporate governance best practices, and as Directors on companies.  Despite these reservations, Mr. Sandberg informed the new Directors that Red Oak would consider a one year settlement provided a number of “hand-cuffs” were placed on insiders.  These “hand cuffs” were aimed at limiting the Board’s and management’s ability to increase compensation and dilute existing shareholders.  Moreover, Red Oak’s support towards an agreement was also conditioned on the adoption of a number of governance improvements and on incumbents not controlling the Board.

On June 4, 2012 and without an agreement (or review) with Red Oak, Digirad appointed John Climaco to its Board as a fourth new Director, joining four incumbents.  As is disclosed in Digirad’s proxy, Mr. Climaco was referred to Digirad by both Mr. Eberwein and Mr. Gillman, and as of the date of Mr. Climaco’s appointment the three Directors, combined, owned less than 1% of Digirad’s common stock.  Per information that is publicly available as well as per Digirad’s proxy, Mr. Climaco graduated with a Philosophy degree in 1991 from Middlebury college, worked as a producer for Quokka Sports until August 2000 (Quokka Sports went bankrupt eight months later, in April 2001, per publicly available information which was omitted from Digirad’s proxy), and co-founded Axial Biotech in January 2003.  Per publicly available information, Axial raised $25 million in funding since 2005.  In 2012, Axial sold its global rights to Transgenomic for $4.4 million (such information also being publicly available but not included in Digirad’s proxy).  Mr. Climaco was listed as the CEO of Axial Biotech in his biography in the Company’s preliminary proxy, which was filed on March 15, 2013.  On March 27, 2013 and as part of its diligence, Red Oak called Axial’s main phone number (1-801-984-9100).   It was not in service.  Red Oak also looked up the Company’s website link, axialbiotech.com, on the same day.  The link returned “file not found.”  Red Oak disclosed the results of its diligence on Axial and on Mr. Climaco in its preliminary proxy filed on March 29, 2013.  Subsequent to Red Oak’s disclosure, Digirad filed a definitive proxy on April 4, 2013 and added new language that Axial sold its major assets and is winding down its operations.  Red Oak believes that Digirad’s preliminary proxy was misleading in not indicating that Mr. Climaco has been the CEO of a company  without key assets and which is being wound down, and questions whether Digirad would have added new language had Red Oak not questioned Digirad’s lack of transparency.  Red Oak can find no other operating or investment employment history for Mr. Climaco in the past fifteen years aside from his working at Quokka, which went bankrupt, and his co-founding and running Axial, which is now winding down after selling its major assets for approximately 17.6% of the $25 million in funds raised since 2003 (according to publicly available information).  Mr. Climaco, like Mr. Eberwein, and Mr. Gillman, also appears to have no background in digital imaging systems similar to those which Digirad sells and operates.

In order to avoid an expensive and confusing proxy fight, on June 29, 2012 Red Oak agreed to a settlement with Digirad which provided that, through at least the date of the 2013 annual meeting, Digirad:

a)

not issue new restricted share units to insiders;

b)

adopt director ownership requirements;

c)

allow shareholders to vote on whether they approved of insider compensation via a say on pay proposal at the 2013 annual meeting;

d)

hold the 2013 annual meeting no later than May 5, 2013, a date deemed timely by Red Oak;

e)

ensure that any new Directors are independent of current Directors;

f)

rotate long-time Chairman King Nelson out of his role as Chair;

g)

conduct a comprehensive review with such purpose to reduce costs;

h)

appoint David Sandberg as a Board Observer if the Company adopted a tax loss preservation rights plan (“NOL Pill”) because of Mr. Sandberg’s experience with NOLs;

i)

curb dilution to under 1.5% in options.

After the 2012 annual meeting, it was disclosed that Jim Hawkins received an outsized allocation of options equal to two-fold that of any other newly appointed Directors.  The Company has not provided transparency about this excess grant, but based on information the Company has disclosed it does not appear that this additional compensation was related to any operating or executive Director functions.

In late 2012, Mr. Sandberg contacted Mr. Eberwein inquiring as to when Digirad would be issuing a dividend given the pending tax rate increase on both dividends and long-term gains which was to begin in 2013.  Mr. Eberwein did not have an answer for Mr. Sandberg, and Digirad did not announce a return of capital in 2012 before tax rates increased.

On February 7, 2013, Digirad announced that King Nelson was resigning from the Board and that long-time Director Gerry Burbach was resigning as well.  Per the terms of the agreement signed with Red Oak, Mr. Nelson was required to be rotated out of the Chairman position by the 2013 Annual Meeting of Shareholders.

On February 28, 2013, Digirad announced several expected restructuring changes, presumably as a result of Red Oak’s requirement that Digirad must evaluate operations specifically related to cost reductions (see the June 29, 2012 Agreement with Red Oak).  Digirad also announced an increase in its buyback plan from $2 million up to $5 million.

On February 28, 2013, Digirad received Red Oak’s letters to nominate Directors and to preserve its right to propose business at the 2013 Annual Meeting of Shareholders.

On March 13, 2013, after receiving Red Oak’s letters to nominate Directors and to propose business, Digirad announced additional governance improvements and increased its buyback.

We do not believe that any of the recently announced corporate governance improvements would have been adopted by Digirad without Red Oak’s insistence and pressure. We note that no one at Digirad nor any of the new Directors indicated that they sought to adopt such governance improvements to Red Oak or as a requirement to their joining Digirad’s Board.

Inconclusive Strategic Review Process

Since the 2012 annual meeting, Digirad has announced that it has ended its strategic review process yet has not disclosed any of the findings of such process regarding whether a sale or auction process for Digirad’s business was pursued, what price might be available to shareholders, and which investment bank was retained, if any.

Digirad’s Board’s Qualifications

Mergers and Acquisitions

Digirad has publicly announced it anticipates M&A activity going forward.  However, absent Jim Hawkins, we do not believe that any of Digirad’s Directors has meaningful experience overseeing mergers and acquisitions in the micro cap space.  We do not believe that the incumbent Directors have significant lender contacts, deal flow contacts, or private deal service provider contacts.  We believe M&A under the current Board will require a robust learning curve experience for most of these Directors.  In comparison, every Red Oak nominee has M&A experience - most of which is substantial and recent - with strong lender and deal flow networks and an “approved” list of reasonable cost service providers, all of which has been compiled through direct experience.  As such, we believe our nominees are more qualified to evaluate and execute a successful M&A strategy, if needed.

Net Operating Loss (“NOL”)

Digirad has significant NOLs due to substantial historical losses.  None of Digirad’s Directors appear to have any background, experience, or expertise with IRS Section 382 which regulates the effect of change of control of tax loss assets.  As NOLs represent a significant asset for Digirad, shareholders are likely to benefit from the experience of Red Oak’s nominees, who have significantly greater experience in managing NOLs.  We believe Red Oak’s nominees are more qualified and experienced, and that leaving the management of NOLs to Digirad’s Board will require significant learning on the job, result in at least some mistakes, and drive a lower expected result due to the lack of adequate experience.

Turnaround

None of Digirad’s Directors appear to have turnaround experience and we believe Digirad needs a turnaround because of past losses and a high cost structure.  We note that Jeff Eberwein never served on a public Board prior to being appointed to Digirad’s Board, and based on his history at Cumberland Associates (2001-2005, listed median portfolio market cap of $3.8 billion), Viking Global Investors (2005-2008, $9.6 Billion in management), and most recently at Soros Fund Management as well as what he stated during discussions with Mr. Sandberg, we do not believe he has any experience turning around micro cap companies, including regarding what appropriate costs may be for micro cap companies.  Charles Gillman repeatedly cites his work at MRVC, a Board he served on, when asked about his credentials.  We believe that MRVC was largely a return of excess capital play, and question why – with Mr. Gillman on the Digirad Board – he has thus far not returned excess capital to Digirad’s shareholders.  We note that Mr. Gillman did not have a slate which controlled MRVC’s Board nor did he Chair the Board, and we question whether he was the driver of change, specifically noting we do not believe he oversaw operational improvements.  The backgrounds of Digirad’s other Directors also do not indicate significant turnaround experience.  In comparison, David Sandberg and Randy Waterfield have successful experience turning around public companies (including Asure Software, RF Industries Ltd., and SMTC Corp).  Our nominees Tony Snow and Chris Iorillo have worked at private equity firms and been involved in acquisitions keyed on turning around the businesses they purchased, and Raymond Brooks worked at Alvarez, one of the nation’s most highly acclaimed turnaround firms.  We do not see strong turnaround experience among Digirad’s Directors, and believe that leaving turnaround efforts to Digirad’s Board will result in significant learning on the job, mistakes being made, and a lower expected result due to lack of adequate experience, vs. if Red Oak’s slate is elected.

Governance

We believe Digirad has historically suffered from poor corporate governance, and that only subsequent to significant influence being exerted by Red Oak has Digirad adopted certain governance improvements to its bylaws, noting that the only improvements effected at other Board’s which Digirad’s Directors serve or have served on appear to be related to moving from plurality to majority votes and to allow special meetings to be called by twenty percent of the vote (noting that ISS has indicated that it prefers 10%, not 20%, as the target threshold).  Of note, Digirad’s Directors have, at their other Boards, never pushed to curb insider compensation, require insider ownership requirements, or cap annual dilution.  We believe that without Red Oak’s pressure, Digirad would not have adopted these and other favorable governance practices which Digirad now promotes (including in their presentation filed as an amendment to their proxy).  We believe Red Oak’s nominees are more qualified and experienced regarding governance matters, and that leaving future efforts to Digirad’s Board – which thus far Red Oak believes has been largely reactive and not proactive - will result in significant learning on the job, mistakes being made, and a result less favorable to shareholders due to lack of adequate experience and support for such efforts.

Mistakes From Lack of Experience

Red Oak believes that Digirad’s Board, due to a lack of relevant experience for the challenges present at the company, has made a number of mistakes, as outlined below:

•

Acting in a reactive, and not proactive, fashion with respect to implementing more shareholder friendly measures and policies.  Such actions should have been a top priority, but instead a large shareholder (Red Oak) had to force nearly every improvement.  The fact that Digirad’s Directors adopted so many of these improvements confirms that Digirad’s Directors were ultimately aware that these should be adopted, and we believe they should have acted sooner and without needing to be pressured.

•

Not returning excess capital in 2012.  A significant number of companies accelerated dividends and returns of capital in 2012 to take advantage of lower tax rates in 2012.  We believe Digirad unquestionably sits on excess cash, which we believe exceeds the $10 million which the Board – after further pressure from Red Oak - approved for the increased share buyback.  Had Digirad returned the $10 million in 2012 via a dividend, the 5% tax savings would correlate to Digirad’s Directors costing shareholders $500,000.

•

Lack of transparency regarding the strategic review process.  Because Digirad’s newly formed Strategic Committee was Chaired by Jeff Eberwein, who had never served on a public Board before and thus had never run a public company strategic review process, and who we believe has not overseen an M&A process throughout his buy-side career nor historically been a micro cap company investor, we believe significant learning on the job ensued as part of the strategic review process.  For these reasons and because we believe Digirad’s board is not greatly experienced in M&A, we believe Digirad should have provided more transparency to shareholders.  Instead, it provided almost no transparency.

•

New employment agreements with raises and change of control clauses.  It is unclear as to why Digirad – during a strategic alternatives process – signed new employment agreements, including one in which a change in the board could trigger change of control payments (Jeff Keyes, new CFO).  We believe that salaries of the executive team – and in particular relative to performance generated by executives – has been too high given the size and resources of the Company.  Digirad should not have adopted a change of control policy contingent on a change in the Board.

•

Botching the share buyback.  It is unclear as to why Digirad – already having an approved and active buyback plan in place - spent just $1.0 million on repurchases in 2012 given the share price was under $2.20 for the majority of the year and there were open windows to buy stock.  Not until nearly ten months later and in the absence of any return of capital in 2012 (and after being questioned about returning capital by Red Oak) did Digirad increase the buyback by $3 million on February 28, 2013.  Further, not until Red Oak exerted additional pressure on the Company by informing it of Red Oak’s intent to contest Director elections and potentially propose business did Digirad’s Board then increase the buyback.  Red Oak believes that as little as one open trading day existed when this second buyback increase was announced on March 13, 2013, and that Digirad should have announced a larger buyback in 2012 or a dutch tender offer at a set price (which could be adjusted and controlled) on February 28, 2013, so as to both ensure a substantial portion of the buyback was achieved and at lower average prices.  By waiting until Red Oak pressured Digirad to return more capital on March 13, 2013 (Digirad’s insiders must have agreed that they should have returned more capital than they originally announced on February 28, 2013 or they would not have approved the sizable increase just two weeks later), Red Oak believes Digirad’s insiders have painted themselves into a box – if they don’t return the capital and are not active on the buyback (given it was increased not once but twice) then they may lose credibility with investors, whereas if they do force the stock up (given shareholders know that a substantial amount of stock may have to be purchased) then that may not be in shareholder’s best interests either.

•

It appears that the Company has effected a 10b5-1 plan, which Red Oak believes does not guarantee the return of capital nor let the company take advantage of certain unique opportunities to purchase shares, including via block trades.  We believe the Company has not managed its buyback process well, and may have focused more on an additional announcement of a capital return (to curry shareholder favor in its pending fight against Red Oak) than on the actual implications of the buyback levels and timing.  Red Oak believes the Company may need to spend up to an extra $0.20/share (approximately a $750,000 cost to shareholders) to deliver on the capital return as promised, vs. had this been better managed.

•

Audit costs – Red Oak has run comparable cost analysis within the same GISC code amongst similar sized companies to Digirad (sub $60 million enterprise value, $20-100 million revenue, and $10-100 million market cap, see the bullet below regarding “Wrong peer set for use in compensation” for a list of these companies) using Capital IQ, and Red Oak believes Digirad’s insiders should have performed a similar form of peer cost testing.  This analysis indicated that the median of similar-sized companies as Digirad within the same GISC code paid $146,000 in audit costs, vs. $361,000 spent on the audit and another $90,800 spent on taxes and other costs by Digirad.  The Company has asked shareholders to approve the auditors again.  Red Oak believes that because Digirad should seek to reduce excess costs that its focus should include costs which can be controlled, and that the audit is a controllable cost.  Red Oak believes that Digirad’s recommendation to approve the auditors is not in the best interests of shareholder value, would reflect a continued excess bloated cost structure, and reflects a lack of experience by Digirad’s Board regarding successfully turning around small companies.

•

The new CEO ownership plan announced on March 13, 2013 is ineffective.  There is no predefined timeline for this to be achieved, and the CEO will be issued stock and must simply retain a portion of the stock after using some to pay for taxes.  Thus, it is a fraction of 60% of stock issued, with no timeline to assess if it has been met.  We have never seen a plan such as this and believe it does not make sense nor does it assure shareholders that their CEO’s interests are aligned with shareholder’s interests through direct stock ownership. The recently adopted policy to seek shareholder approval for any acquisition exceeding $5 million in purchase price does not address the risk of what we believe is an inexperienced Digirad (with respect to M&A) Board undertaking a series of smaller deals, depleting most of the company’s cash, and never seeking shareholder approval.  Red Oak believes that this policy can be abused and should have been adopted differently, and should be changed.

•

Wrong peer set for use in compensation.  We believe Digirad’s Board should have focused on ensuring that the current peer set is reasonable and accurate.  However, the peer companies listed in page 26 of Digirad’s proxy are on average far larger and more valuable than Digirad, and we believe reflect a very poor peer set for compensation purposes.  We believe that a pro-active Board comprised of experienced Directors with meaningful share ownership would have sought to better evaluate the peer set.  Red Oak has instead constructed a peer set using the same industry code but using companies which are more comparable to Digirad in size, performance, and margins, specifically comparing against companies with less than $60 million in enterprise value (vs. Digirad at $20 million), with $20-100 million in revenue (with Digirad at $50.5 million in 2012 before the outcome of restructuring efforts), and with market capitalizations between $10-100 million (with Digirad at $47 million, buffered by $27 million in cash) .  This new peer set as constructed by Red Oak includes Psychemedics Corp, Infusystems Holdings, Span-America Medical Systems, Inc., iCad, Inc., Bovie Medical Corp., Bacterin Intl Holdings, Inc., Chembio Diagnostics, Inc., Uroplasty, Inc., Cardionet, Inc., Stereotaxis, Inc., Birner Dental Management Services, Inc., Fonar Corp., DynaVox, Inc., Theragenics Corp., Hasco Medical, Inc., CAS Medical Systems., Inc., IRIDEX Corporation, Sharps Compliance Corp., Zynex, Inc., Auxilio, Inc., Vasomedical, Inc., Allied Healthcare Products, Inc., MGC Diagnostics Corporation, and Retractable Technologies, Inc. We are not sure why Digirad’s Board did not go through this effort but believe it was a mistake given the current restructuring efforts underway.

Shareholder alignment through share ownership

Red Oak does not believe that Digirad’s Directors are adequately aligned with shareholders through common stock ownership.  Director John Sayward, according to SEC filings, has spent approximately just $20,000 to purchase shares of Digirad in the open market while serving since 2008 and having been compensated in excess of $400,000 as a Director.  Despite new share ownership requirements adopted by the Company as part of its agreement with Red Oak and which were unquestionably intended to drive increased Director stock ownership, neither Mr. Climaco, Mr. Hawkins, nor Mr. Sayward have purchased any shares.  Further, we can’t find any meaningful purchases made by them in the open market of any other public company Board they have served on.  Mr. Gillman and Mr. Eberwein discontinued their share purchases at levels below what they indicated to Red Oak that they would own, and as a result Red Oak continues to own more common stock than Digirad’s entire Board combined.  Including because the majority of Digirad’s Directors have not purchased any common stock since Director ownership requirements were established in June 2012, Red Oak does not believe that Digirad’s Directors have adhered to the spirit of the agreement with Red Oak with respect to Director’s owning stock, and are not aligning themselves with shareholders in the way which Red Oak believes they need to in order to justify their seat on the Board.

.

WHAT RED OAK WANTS

We seek stockholder support to win this election by electing our nominees to protect the interests of all shareholders, reject the Company’s proposals on compensation (to send the right message that their spending levels have been excessive), and replace the Company’s independent registered public accounting firm (to send a message regarding reducing excess costs).

Please see Proposal One on the next page for the biographies of Red Oak’s nominees, which have already been provided to Digirad.  Red Oak believes its collective and individual nominees are stronger candidates and more qualified to represent shareholder’s best interests and to serve as Directors to oversee success at Digirad.  To ensure no conflicts of interest exist, Red Oak will expect all of its nominees to recognize that under good governance principles, should any of them ever seek to purchase or sell any assets with Digirad (including with entities they are involved with), they should abstain from any votes at the Board level, and such transaction shall require shareholder approval.  Additionally, any changes to Board compensation shall require shareholder approval.

If Red Oak’s slate of nominees is appointed, Red Oak’s Nominees will:

•

Require that, via open market purchases, each director own 60% of total compensation received by Digirad, per annum.  Thus, at the end of year two the ownership requirement shall be 2x what it was after year one.

•

Approve Board compensation set at $30,000 per Director, no meeting or committee fees, chair fees of $7,500 each for the Board and Audit, $5,000 for Compensation and Strategic, and $2,500 for Nominating, a 10,000 option 1-time grant per Director struck above market ($2.65/share), and an ongoing annual grant of 5,000 options per year in future periods.  This would result in Board cost savings in all areas of Director compensation vs. what current Directors receive, in combination with more stringent share ownership requirements.  It would also result in reduced dilution to shareholders, and – importantly – the Board would be setting an example for the leadership of the organization regarding cost and compensation discipline, which (through experience) Red Oak believes is critically important when seeking to rationalize costs throughout an organization and achieving “buy in” by senior executives.

•

Review the strategic alternatives process and possibly re-open the process pending the outcome of the review.

•

Consult with well-credentialed individuals who Red Oak or the Board knows, including operators who successfully run their own services business similar to DIS and have achieved higher gross margins and lower operating expenses than Digirad.  They would assist the Board in evaluating whether Digirad’s operations are efficient and generating optimal returns to shareholders.

•

Oversee a 382 NOL study to understand what type of structural flexibility may exist towards utilizing the NOL assets to create additional shareholder value.

•

Utilize the collective networks of Red Oak’s nominees to retain a competent advisor and bring in deal flow and evaluate potential acquisition opportunities which may make sense when combined with Digirad’s tax loss carryforwards. Establish an initial acquisition search budget at $100,000, and curb hotel and travel costs (eg, no first class) to ensure spending discipline.

•

Review and rebid on most corporate costs, including audit, proxy services, D&O, etc. with a mindset towards unilateral reductions, including some which Digirad has not yet made (see our comments regarding Digirad’s recommendation regarding its Auditor).

•

Cancel the company’s 10b5-1 plan and revisit announcing either a tender offer, a buyback during an open window, or a dividend of at least $10 million, all with a mindset towards ensuring more certainty and control of the return of capital to shareholders.

•

Cap annual dilution via options to 2.5% and via RSU to 1.25%.  Long-term average dilution including any 1-time grants should be targeted to adhere to the 2.5%/ 1.25% level as well – Red Oak believes that exclusions for 1-time inducement grants can be easily abused, and have been abused at Digirad to shareholder’s detriment.

•

Allow special meetings to be called by holders of ten percent of shares outstanding, while limiting special meetings to one per year.  Combined with the annual meetings, this will allow shareholders up to two meetings per year where proposals may be made and voted on without causing undue distraction or cost to the Company.

If elected, the Red Oak nominees do not anticipate that they will have any conflicts of interest with respect to the Company, because they have not sought and will not seek transactions with it, and recognize that they will owe fiduciary obligations to all stockholders. None of the Red Oak nominees has any contract, arrangement or understanding with the Company, or any other direct financial interest concerning the Company, other than through the beneficial ownership of stock of the Company by the Red Oak nominees disclosed in this Proxy Statement and in filings with the Securities and Exchange Commission by Red Oak. All the Red Oak nominees satisfy the independence criteria and meet the financial expertise requirements of Item 407 of Regulation S-K either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements.

PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, directors will be elected for terms expiring at the 2014 annual meetings of stockholders or until their respective successors are duly elected or appointed and qualified. Red Oak is seeking your support at the Annual Meeting to elect its nominees in opposition to management’s nominees. Each of Red Oak’s nominees has consented to serve as a director of the Company if elected and each of the nominees has consented to being named in this proxy statement. Shares represented by BLUE proxies returned duly executed to Red Oak will be voted, unless otherwise specified, FOR the election of the nominees named below.

RED OAK’S NOMINEES FOR DIRECTOR

RAYMOND J. BROOKS, JR., 47, has over fifteen years of leadership experience as a CEO, with industry experience as well as expertise in restructuring, asset recovery, and liability management.  During this span he has completed over ten acquisitions representing more than $10 billion. Mr. Brooks is currently the Principal of R. J. Brooks Companies, an investment vehicle focused on the acquisition and restructuring of financial companies, which Mr. Brooks founded in October 2012 in partnership with private equity investors. From April 2008 through October 2012, Mr. Brooks was Chief Executive Officer and a Director of ACA Financial Guaranty Corporation, and increased ACA's assets over 17% by executing asset recovery, reduced insured liabilities 36% through aggressive liability management, and structured strategic net operating losses of $200 million. Mr. Brooks served as Managing Director, Alvarez & Marsal, LLC, a global professional services firm specializing in turnaround and interim management, performance improvement and business advisory services, and advised on balance sheet restructurings including constructing and executing restructurings to achieve efficient capital structures.  Mr. Brooks founded and acted as Chief Executive Officer of Pine Creek Healthcare Capital, LLC, a $500 million specialty healthcare lender to hospitals to finance technology, imaging, and facilities, including the purchase and installation of imaging equipment into hospitals.  Mr. Brooks also founded Pine Creek Investors, LLC where he managed and restructured over $1 billion of distressed and non-compliant debt.  Earlier in his career, Mr. Brooks was a consultant at Price Waterhouse Privatization Group, and traded billions of dollars as a Member of the Chicago Mercantile Exchange.  Mr. Brooks' education includes an M.B.A. from the University of Chicago's Graduate School of Business.

We believe that Mr. Brooks brings significant experience in both running and turning around underperforming companies, and is informed about Digirad’s business through his CEO experience at Pine Creek Healthcare Capital, LLC, where he directly oversaw numerous hospital financings where the proceeds purchased and installed digital imaging systems into hospitals

CHRISTOPHER IORILLO, 40, is the managing partner and founder of CounterPoint Capital Partners, LLC, a Los Angeles based private equity fund focused on investing in operationally and financially challenged businesses in the lower-middle market. Through investments made by CounterPoint, he currently serves as a member of the Board of Directors of Calamari Holdings, LLC, a food processing and global distribution business with facilities throughout California, and of Parts Now! LLC, a remanufacturer and distributor of printer and other electronic components.  Through July 2010, Mr. Iorillo was the Vice President of Strategic Operations at Abraxis BioScience, LLC, a global biopharmaceutical company, and the personal investment funds of the company's founder where he was responsible for deploying over $35 million in eight transactions.  From February 2004 to December 2008, he was a Vice President at Platinum Equity, LLC, a private equity fund based in Beverly Hills, California, as part of a team that invested over $600 million in fifteen transactions.  From October 1999 to January 2004, Mr. Iorillo was an attorney in the corporate mergers and acquisitions group at Paul Hastings LLP in Los Angeles.  Mr. Iorillo received a Bachelor's degree, with honors, from the University of Pennsylvania and a Juris Doctor degree from the Georgetown University Law Center.

We believe that Mr. Iorillo brings significant experience as the founder of a private equity fund and co-investor and board member of several successful private companies in the lower middle market.  Mr. Iorillo also has significant relevant experience having served as a VP of Strategic Operations at a healthcare company with a focus on biotechnology and high tech software and service applications in the healthcare space.  In addition, Mr. Iorillo has extensive experience as a private equity investor sourcing, leading due diligence investigations, executing and directly overseeing and managing portfolio companies operations (with a focus on restructuring and turnaround situations involving significant cost reduction efforts).  He was also a corporate attorney with a highly recognized and established firm with specific expertise advising public and private companies on mergers and acquisitions, corporate governance and general corporate matters.

DAVID SANDBERG, 40, is the Founder and managing member of Red Oak Partners, LLC, and the portfolio manager of The Red Oak Fund, LP and Pinnacle Fund LLP.  Previously, Mr. Sandberg co-managed JH Whitney & Co's Green River Fund from 1998-2002.  Mr. Sandberg has invested nearly $1 billion across his 17 year investment career, with a focus on correcting conflicts of interest amongst insiders of public companies, adopting best governance practices, and ensuring appropriate capabilities and shareholder alignment exist at management and Board levels of companies which Red Oak Partners is a significant owner of, all as a means of driving shareholder returns.  He has led or been responsible for the placement of more than twenty Directors across public companies in the past five years.  Mr. Sandberg presently serves as the Chairman of the Boards of SMTC Corporation and Asure Software, Inc., and as a Director of Planar Systems Inc., all of which are public companies.  In 2013 he resigned as a Director on the Boards of EDCI, Inc. and RF Industries, Ltd. after achieving significant share appreciation across both investments while serving as a Director.  He also serves as the Chairman of the Board of Red Oak Title Acquisition, LLC, a private company.  He has experience as the Chair of Audit, Compensation, Strategic, and Nominating & Governance committees of public company boards.  He received degrees in Economics and Industrial Management from Carnegie Mellon University.

We believe that Mr. Sandberg brings significant experience as a Chairman of other public company Boards and as a Director, including having served and/or Chaired almost all primary public Board committees.  He has also been a professional investor in the micro cap space for 18 years with expertise regarding which costs may be appropriate for small companies like Digirad.  He has successful direct experience overseeing public company turnarounds from within (including at Asure Software), and has overseen numerous successful acquisitions within public companies while serving as a Director.  He also has overseen the usage and protection of tax loss carryforwards per IRS Section 382 as a Director at numerous public companies and has expertise in Section 382.  Mr. Sandberg is beneficially one of the Company’s largest shareholders, owning more stock than the entire incumbent Board combined, and is knowledgeable about the Company through his years of significant ownership and via the correlated due diligence process which his firm, Red Oak Partners, LLC, undertakes prior to making its investments.

TONY SNOW, 37, is a private investor.  He was previously employed at Soros Fund Management LLC where he was a part of a two man team that managed a $250 million global long/short equity portfolio.  Prior to Soros, Mr. Snow also focused on investments in global equities at both Ardea Capital Management and Wyper Capital Management.  Previously, Mr. Snow was employed at Lindsay Goldberg (formerly Bessemer Holdings), a private equity firm, where he focused on leveraged buyouts and oversight of portfolio companies, including advising on portfolio company acquisitions.  At Lindsay Goldberg, his transaction experience included the acquisition of National Bankcard Association, Inc. by USB Inc., the sale of USB Inc., the initial investment and formation of Altrio Communications, and the ongoing oversight and restructuring of DIRECTV Latin America, among others.  He began his career at Merrill Lynch & Co. as an Analyst in the Mergers & Acquisitions group, where he had deal experience in a number of industries including industrials, distribution, TMT, healthcare, lodging and leisure among others.  Mr. Snow received a B.B.A. with high distinction from the University of Michigan, concentrating in finance and accounting, and an M.B.A. from Harvard Business School.  Mr. Snow is currently a director of Street Wise Partners, a New York City non-profit, and also serves on the Executive Committee.

We believe Mr. Snow brings significant financial and investing experience to the board of directors.  In his career, he has advised public companies and financial sponsors on acquisitions, divestitures, and restructurings.  As a private investor, he has been a board observer on numerous private companies where he participated in the strategic direction and oversight of management.  He has worked closely with management teams including CEOs and CFOs in developing strategic and financial plans for companies.  As a public market investor he has experience analyzing the financials and strategic plans for public companies including small caps.

J. RANDALL WATERFIELD, 39, is the Chairman of Waterfield Group, a diversified financial services holding company that traces its origins to 1928.  After selling the largest private mortgage company in the US and largest Indiana based bank in 2006 and 2007 respectively, Waterfield Group has diversified into technology, real estate, asset management and merchant banking.  Mr. Waterfield is also an owner and member of the Board of Directors of Cappello Waterfield & Co., an investment banking concern with over $100 billion in aggregate M&A and other transaction experience through its affiliates including Cappello Capital Corporation and Cappello Group.  Mr. Waterfield is a Chartered Financial Analyst, member of the Board of Directors, Executive Committee and former Chairman of the YPO New York City Chapter, a member of Mensa, and a graduate of Harvard University. Mr. Waterfield currently also serves on the Board of Directors of Waterfield Enterprises, LLC, TheRateReport.com, Asure Software, SMTC Corporation,, Waterfield Technologies, and the Culver Military Summer School.  Previously, Mr. Waterfield was at Goldman Sachs & Co., where he worked as an institutional asset manager from 1996 through 1999, responsible for the small capitalization growth portfolios.

We believe that Mr. Waterfield brings significant experience as a Chairman of other company Boards and as a public company Director, including having served and/or Chaired almost all primary public Board committees.  He has also been a professional investor in the micro cap space for Goldman Sachs & Co., and an operator of various technology and financial services businesses with expertise regarding which costs may be appropriate for small companies like Digirad.  He also has overseen the usage and protection of tax loss carryforwards per IRS Section 382, and has significant M&A expertise (over $150 billion in transactions) through his investment banking operation, Cappello Waterfield & Co.

The number of shares of the Company’s common stock beneficially owned by, and the percentage beneficial ownership of each of Red Oak’s nominees as of the date of this proxy statement are set forth on Exhibit A to this Proxy Statement. Red Oak beneficially owns an aggregate of 1,041,619 shares of the Company’s total outstanding common stock. Red Oak owns approximately 5.4% of the Company’s total outstanding common stock based on the Company’s statement in its Form 10K filed March 13, 2013 for the fiscal year ended December 31, 2012, that there were 19,266,685 outstanding shares of common stock of the Company as of March 8, 2013.

If elected, the Red Oak nominees would be responsible for managing the business and affairs of the Company. The Red Oak nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to scrupulously observe his duty of care and duty of loyalty to the Company and all of its stockholders, not just those nominating him.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR” THE ELECTION OF THE RED OAK NOMINEES

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting a vote will be held to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2013. The affirmative vote of a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy is necessary to ratify Ernst & Young LLP’s appointment. Red Oak objects to the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm as it believes that the Company may obtain the services of skilled accountants from other firms for less than the amounts paid Ernst & Young LLP.  , Red Oak has run a peer set analysis under the same industry GISC code as the Company and under what Red Oak believes are more comparably sized companies. Red Oak believes that Digirad is paying nearly three-fold more than the median cost as indicated from the peer set.  Because the Annual Meeting is being held midway through the Company’s fiscal year, it may not be economical for 2013 to change accounting firms if work has commenced. Nevertheless, Red Oak will vote proxies against Proposal 2 even if work has commenced because Red Oak still believes that stockholders should express their views and hopes that the Board considers them – Red Oak believes that the approval of the auditor reflects approval of excess costs relative to shareholder’s best interests.

If you sign and return a BLUE proxy card but do not indicate how your shares should be voted, your shares will be voted AGAINST the ratification of Ernst & Young LLP as auditors.

WE STRONGLY RECOMMEND THAT YOU VOTE “AGAINST” THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT AUDITORS

PROPOSAL 3

ADVISORY (NON-BINDING) VOTE APPROVING NON-EMPLOYEE DIRECTOR COMPENSATION

The Company intends to submit the following proposed resolution for stockholder vote at the Annual Meeting:

“RESOLVED, that the holders of shares of common stock approve, on an advisory basis, the compensation of the Company’s non-employee directors, as disclosed in this Proxy Statement. However, as this is an advisory vote, the result will not be binding on our board of directors or the Company.”

Red Oak believes that the Company’s Director compensation is excessive given the past performance of the Company and when compared to over 20 firms in the peer group of comparably sized/ same GISC code companies analyzed by Red Oak.  In its June 29, 2012 agreement with the Company, bullet point 13 specifically confirms that Red Oak opposed the forward Director compensation supported under the current Board.  Red Oak believes that Director compensation should be reduced given the size and resources of the Company, and has included in this proxy reduced Director compensation levels which its Directors would agree to if so elected.

Red Oak recommends a vote AGAINST Proposal 3.

PROPOSAL 4

ADVISORY (NON-BINDING) VOTE APPROVING NAMED EXECUTIVE OFFICER COMPENSATION

The Company intends to submit the following proposed resolution for stockholder vote at the Annual Meeting:

“RESOLVED, that the holders of shares of common stock approve, on an advisory basis, the compensation of the Company’s executives named in the Summary Compensation Table, as disclosed in this Proxy Statement, pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the Executive Compensation tables and the related footnotes and narrative following the tables). However, as this is an advisory vote, the result will not be binding on our board of directors or the Company.”

Red Oak believes that executive compensation is excessive given the past performance of the Company, and believes that first time or new public company CEO and CFO positions are scarce and desired by potential executives, including because publicly recognized success can drive materially higher compensation for such executives in future employment.  Red Oak does not believe that Digirad’s Board has utilized this leverage in its recent employment agreements and based on the compensation as disclosed by the Company, and that an experienced Board would have done so.  Red Oak believes that most compensation within an organization stems down from the CEO, and that a higher CEO and CFO compensation package often results in higher compensation for most other employees as well.

Red Oak recommends a vote AGAINST Proposal 4.

PARTICIPANTS

The following are, under SEC rules, participants in this solicitation of proxies from the Company’s stockholders in connection with the upcoming election of the Company’s Board of Directors: Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners, LLC, Pinnacle Capital, LLC, White Peaks Holdings, LLC and David Sandberg and each of the Red Oak nominees. The business addresses and ownership of Company securities with respect to each of the participants is provided in Exhibit A hereto. Transactions in Company securities by the participants are described on Exhibit B hereto. Other than as set forth in this Proxy Statement, including the exhibits hereto, none of the participants have any substantial interest, direct or indirect, in the matters to be voted on at the Annual Meeting.

VOTING INFORMATION AND PROCEDURES

Who Can Vote at the Annual Meeting

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 12, 2013 (the “Record Date”). Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $0.0001 par value per share (the “Common Stock”), held on the Record Date. The Company stated in its Form 10K filed March 13, 2013 for the year ended December 31, 2012 that there were 19,266,685 outstanding shares of common stock of the Company as of March 12, 2013.

How to Vote

You may vote by mail, telephone or Internet.

You may vote by mail by signing your BLUE proxy card and returning it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you sign and return a BLUE proxy card but do not make any specific choices, your shares will be voted FOR the election of the Red Oak nominees, AGAINST the retention of Ernst & Young, and AGAINST the Board and executive compensation proposals in Proposals 3 and and 4.. You may also vote by telephone or Internet by following the instructions on your BLUE proxy card.

You may vote in person at the meeting.

We will ask the Company to pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in “street name” means your shares of stock are held in an account by your stockbroker, bank, or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual Meeting, you must notify your broker, bank, or other nominee and obtain the proper documentation to vote your shares at the Annual Meeting.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return our proxy card on your behalf indicating a vote FOR our Nominees in Proposal 1, AGAINST ratification of the appointment of Ernst & Young LLP as the Company’s independent auditor in Proposal 2, and AGAINST Proposals 3 and 4 regarding Director and executive compensation.. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded to vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young LLP as the Company’s independent auditor in Proposal 2, AGAINST Proposals 3 and 4, and FOR Proposals 5 through 8 if they are proposed by the Company. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but you instead receive our proxy card, you should mark the proxy card to indicate a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young LLP as the Company’s independent auditor in Proposal 2, and AGAINST Proposals 3 and 4, date it and sign it, and return it in the provided envelope.

Revocability of Proxies

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of the Company a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Holders who used Internet or telephone voting procedures can follow the revocation procedures specified on the Internet voting site or via the telephone voting program. Holders whose shares are held through a broker in “street name” can instruct the broker to change or revoke any instructions previously given for voting their shares. Holders who wish assistance in contacting the Company or their broker can contact Alliance Advisors LLC  at

Alliance Advisors LLC

200 Broadacres Drive 3rd Floor

Bloomfield, NJ 07003

Shareholders Call Toll Free:  (888)-991-1289

Banks and Brokers Call Collect: 973-873-7721

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

Quorum Requirement

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote as of the Record Date at the Annual Meeting must be present to constitute a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting or withhold your votes. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Required Vote

With respect to Proposal 1 and assuming a quorum is present, the nominee in each Director class, whether nominated by management or Red Oak, receiving the highest number of votes will be elected as a director. Stockholders do not have the right to cumulate votes and must either vote in favor or withhold voting for nominees. Broker non-votes will have no effect on the outcome of Proposal 1.

With respect to Proposal 2 and assuming a quorum is present, ratification of the Company’s appointment of Ernst & Young LLP as the Company’s independent auditors requires approval by a majority of votes present in person or by proxy at the Annual Meeting. Abstentions may be specified and will count as a vote against Proposal 2. Broker non-votes will be not be deemed to count either for or against Proposal 2.

With respect to Proposals 3 and 4 and assuming a quorum is present, approval of Proposals 3 and 4 will require the affirmative vote of a majority of the votes cast at the meeting in person or by proxy. Abstentions will be treated as a vote AGAINST Proposals 3 and 4.

Appraisal Rights

The Company’s stockholders have no appraisal rights under Delaware General Corporation Law in connection with the Annual Meeting.

Solicitation

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Red Oak. In addition to the use of the mails, proxies may be solicited by Red Oak Partners, LLC, other Participants and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Red Oak has also retained Alliance Advisors LLC as information agent.

Red Oak estimates that its total expenditures relating to the solicitation of proxies will be approximately $100,000  (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $25,000. Red Oak currently intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation.

ADDITIONAL INFORMATION ABOUT PARTICIPANTS

None of Red Oak’s nominees is employed by the Company. All of Red Oak’s nominees are citizens of the United States. All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements of public companies.

None of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak or any of its nominees within the past ten years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

Except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees or, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement or in the annexes hereto, none of the Red Oak nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the Red Oak nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

Except as set forth in this proxy statement, none of the corporations or organizations in which the Red Oak nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Red Oak nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

We have no reason to believe that any of the Red Oak nominees will be disqualified or unwilling or unable to serve if elected. Red Oak reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Red Oak nominees. In such event the Company may claim a substitution is not proper under its charter and bylaws. In addition, if any additional directorships are to be voted upon at the Annual Meeting, Red Oak reserves the right to nominate additional persons to fill the added positions and will appropriately amend this proxy statement. In such case, shares represented by proxies given to us will be voted for any substitute or additional nominees of Red Oak.

Section 16(a) Beneficial Ownership Reporting Compliance

No Red Oak nominee has failed to file any reports related to the Company that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

PROXY MATERIALS ONLINE

This Red Oak proxy statement and Red Oak’s other soliciting materials may be accessed at the following website: www.ourmaterials.com/redoakfund.

STOCKHOLDER PROPOSALS

Any stockholder of the Company meeting certain minimum stock ownership and holding requirements may present a proposal to be included in the Company’s proxy statement for action at the annual meeting of stockholders to be held in 2014 pursuant to Rule 14a-8 of the Exchange Act. Such stockholder must deliver such proposal to the Company’s corporate secretary at Digirad Corporation, at 13950 Stowe Drive, Poway, California 92064, by December 5, 2013.

Stockholder proposals to be presented at the Company’s 2014 annual meeting of stockholders that are not to be included in the Company’s proxy statement, including nominees for the Company’s Board of Directors, must be received by the Company no later than December 5, 2013, which date shall not be less than 120 calendar days in advance of the date of such proxy statement, except that, should the date of the Company’s 2014 annual meeting of stockholders be changed by more than 30 days from the date of the Company’s 2013 annual meeting of stockholders, such proposal, in order to be timely, must be received by the Company a reasonable time before the Company begins to print and mail its proxy materials.

Where You Can Find More Information

The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information the Company files with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov by selecting “More Search Options” at the top right and then typing “Digirad” into the box asking for the Company Name.

OTHER MATTERS

As of the date of this proxy statement, we are not aware of any other matter that will be presented for consideration at the Annual Meeting. However, we do not set the agenda, and the Company may submit additional matters.

Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a BLUE proxy card today.

REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS.

LET’S MAKE THE STOCKHOLDERS A PRIORITY AT DIGIRAD CORPORATION.

SUPPORT OUR EFFORTS TO ENHANCE STOCKHOLDER VALUE.

VOTE THE BLUE PROXY CARD TODAY!

YOUR VOTE IS IMPORTANT-PLEASE CALL IF YOU HAVE QUESTIONS

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If you have any questions, require assistance in voting your shares, or need additional copies of Red Oak’s proxy materials, please call Alliance Advisors LLC at the phone numbers or email address listed below.

Alliance Advisors LLC

200 Broadacres Drive 3rd Floor

Bloomfield, NJ 07003

Shareholders Call Toll Free: 1 (888)-991-1289

Banks and Brokers Call Collect: 973-873-7721

Stockholders may also obtain copies of Red Oak’s proxy materials at www.ourmaterials.com/redoakfund

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IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE THE ACCOMPANYING BLUE PROXY CARD AFTER INDICATING A VOTE FOR OUR NOMINEES IN PROPOSAL 1, AGAINST RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT AUDITOR IN PROPOSAL 2, AND AGAINST PROPOSALS 3 AND 4. AND PROMPTLY RETURN USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

EXHIBIT A

INFORMATION ABOUT THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

NAME AND ADDRESS(1)	NUMBER OF SHARES DIRECTLY OWNED	NUMBER OF SHARES BENEFICIALLY OWNED(2)	PERCENT OF CLASS BENEFICIALLY OWNED(3)
Red Oak Partners, LLC 304 Park Ave. South, 11 Flr New York, NY 10010	0	1,041,619	5.41%
The Red Oak Fund, L.P. 304 Park Ave. South, 11 Flr New York, NY 10010	581,433	0	3.02%
Pinnacle Fund, LLLP 32065 Castle Court Suite 100 Evergreen, CO 80439	460,186	0	2.39%
Pinnacle Partners, LLC 32065 Castle Court Suite 100 Evergreen, CO 80439	0	460,186	2.39%
Pinnacle Capital, LLC 32065 Castle Court Suite 100 Evergreen, CO 80439	0	460,186	2.39%
White Peaks Holdings, LLC 32065 Castle Court Suite 100 Evergreen, CO 80439	0	460,186	2.39%
David Sandberg 304 Park Ave. South, 11 Flr New York, NY 10010	0	1,041,619	5.41%
J. Randall Waterfield 140 Broadway, 46th floor, New York, NY 10005	10,000	0	0.1%

(1) * The business address for each Red Oak participant is:

304 Park Avenue South, 11th Floor, New York, New York 10012

(2)

The shares reported as beneficially owned by Red Oak Partners, LLC are those owned by The Red Oak Fund, L.P., Pinnacle Partners, LLC and Pinnacle Fund, LLLP.

(3)

Based on 19,266,685 shares of common stock of the Company outstanding on March 12, 2013, as reported in the Company’s Form 10K filed March 13, 2013for the year ended December 31, 2012.

A-1

EXHIBIT B

TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

Red Oak and its Affiliates have made the following purchases and sales of the Company’s securities in the past two years:

Date	Price	# of Shares Bought/(sold)	Purchaser
10/5/2011	1.995	1,000	The Pinnacle Fund, LLP
10/5/2011	1.995	1,000	The Red Oak Fund, L.P.
12/12/2011	1.849	5,800	The Red Oak Fund, L.P.
12/13/2011	1.836	16,000	The Red Oak Fund, L.P.
12/14/2011	1.841	17,600	The Red Oak Fund, L.P.
12/16/2011	1.797	3,100	The Pinnacle Fund, LLP
12/16/2011	1.797	3,100	The Red Oak Fund, L.P.
12/19/2011	1.823	28,447	The Red Oak Fund, L.P.
12/20/2011	1.820	9,700	The Red Oak Fund, L.P.
12/21/2011	1.836	17,925	The Pinnacle Fund, LLP
12/21/2011	1.836	17,925	The Red Oak Fund, L.P.
12/22/2011	1.800	42,650	The Pinnacle Fund, LLP
12/22/2011	1.800	42,650	The Red Oak Fund, L.P.
1/3/2012	1.821	1,600	The Pinnacle Fund, LLP
1/3/2012	1.821	1,600	The Red Oak Fund, L.P.
1/11/2012	1.920	1,750	The Pinnacle Fund, LLP
1/11/2012	1.920	1,750	The Red Oak Fund, L.P.
1/12/2012	1.920	500	The Pinnacle Fund, LLP
1/12/2012	1.920	500	The Red Oak Fund, L.P.
1/17/2012	1.892	1,514	The Pinnacle Fund, LLP
1/17/2012	1.892	1,515	The Red Oak Fund, L.P.
1/19/2012	1.900	150	The Pinnacle Fund, LLP
1/19/2012	1.900	150	The Red Oak Fund, L.P.
1/23/2012	1.870	1,400	The Pinnacle Fund, LLP
1/23/2012	1.870	1,400	The Red Oak Fund, L.P.
2/3/2012	1.920	50	The Pinnacle Fund, LLP
2/3/2012	1.920	50	The Red Oak Fund, L.P.
2/6/2012	1.920	650	The Pinnacle Fund, LLP
2/6/2012	1.920	650	The Red Oak Fund, L.P.
2/7/2012	1.905	2,600	The Pinnacle Fund, LLP
2/7/2012	1.905	2,600	The Red Oak Fund, L.P.
2/8/2012	1.945	8,641	The Pinnacle Fund, LLP
2/8/2012	1.945	8,642	The Red Oak Fund, L.P.
2/9/2012	1.950	3,700	The Pinnacle Fund, LLP
2/9/2012	1.950	3,700	The Red Oak Fund, L.P.
2/10/2012	1.968	18,750	The Pinnacle Fund, LLP
2/10/2012	1.968	18,750	The Red Oak Fund, L.P.
2/15/2012	2.034	77,650	The Pinnacle Fund, LLP
2/15/2012	2.034	77,650	The Red Oak Fund, L.P.
2/16/2012	1.993	15,800	The Pinnacle Fund, LLP
2/16/2012	1.993	15,800	The Red Oak Fund, L.P.
2/17/2012	1.837	27,150	The Pinnacle Fund, LLP
2/17/2012	1.837	27,150	The Red Oak Fund, L.P.
2/21/2012	1.849	13,775	The Pinnacle Fund, LLP
2/21/2012	1.849	13,775	The Red Oak Fund, L.P.
2/22/2012	1.857	52,200	The Pinnacle Fund, LLP
2/22/2012	1.857	52,200	The Red Oak Fund, L.P.
2/23/2012	1.845	5,100	The Pinnacle Fund, LLP
2/23/2012	1.845	5,100	The Red Oak Fund, L.P.
2/24/2012	1.850	100	The Red Oak Fund, L.P.
2/27/2012	1.877	1,702	The Pinnacle Fund, LLP
2/27/2012	1.877	1,702	The Red Oak Fund, L.P.
2/28/2012	1.895	4,750	The Pinnacle Fund, LLP
2/28/2012	1.895	4,750	The Red Oak Fund, L.P.
2/29/2012	1.889	2,300	The Pinnacle Fund, LLP
2/29/2012	1.889	2,300	The Red Oak Fund, L.P.
3/2/2012	1.880	800	The Red Oak Fund, L.P.
3/6/2012	1.815	4,900	The Pinnacle Fund, LLP
3/6/2012	1.815	4,900	The Red Oak Fund, L.P.
3/7/2012	1.844	33,350	The Pinnacle Fund, LLP
3/7/2012	1.844	33,350	The Red Oak Fund, L.P.
3/8/2012	1.847	5,050	The Pinnacle Fund, LLP
3/8/2012	1.847	5,050	The Red Oak Fund, L.P.
3/9/2012	1.950	33,500	The Pinnacle Fund, LLP
3/9/2012	1.950	33,500	The Red Oak Fund, L.P.
3/16/2012	2.072	8,250	The Pinnacle Fund, LLP
3/16/2012	2.072	8,250	The Red Oak Fund, L.P.
3/20/2012	2.093	2,150	The Pinnacle Fund, LLP
3/20/2012	2.093	2,150	The Red Oak Fund, L.P.
3/21/2012	2.085	1,000	The Pinnacle Fund, LLP
3/21/2012	2.085	1,000	The Red Oak Fund, L.P.
3/22/2012	2.119	1,450	The Pinnacle Fund, LLP
3/22/2012	2.119	1,450	The Red Oak Fund, L.P.
4/10/2012	1.984	6,250	The Pinnacle Fund, LLP
4/10/2012	1.984	6,250	The Red Oak Fund, L.P.
4/11/2012	1.908	479	The Pinnacle Fund, LLP
4/11/2012	1.908	479	The Red Oak Fund, L.P.
5/3/2012	2.281	2,800	The Pinnacle Fund, LLP
5/3/2012	2.281	2,800	The Red Oak Fund, L.P.
5/4/2012	2.267	9,600	The Pinnacle Fund, LLP
5/4/2012	2.267	9,600	The Red Oak Fund, L.P.
5/7/2012	2.262	900	The Pinnacle Fund, LLP
5/7/2012	2.262	900	The Red Oak Fund, L.P.
5/8/2012	2.275	100	The Pinnacle Fund, LLP
5/8/2012	2.275	100	The Red Oak Fund, L.P.
5/9/2012	2.290	150	The Pinnacle Fund, LLP
5/9/2012	2.290	150	The Red Oak Fund, L.P.
5/10/2012	2.263	700	The Pinnacle Fund, LLP
5/10/2012	2.263	700	The Red Oak Fund, L.P.
7/9/2012	2.026	640	The Pinnacle Fund, LLP
7/9/2012	2.026	760	The Red Oak Fund, L.P.
7/10/2012	1.998	2,015	The Pinnacle Fund, LLP
7/10/2012	1.998	2,395	The Red Oak Fund, L.P.
7/12/2012	2.010	726	The Pinnacle Fund, LLP
7/12/2012	2.010	862	The Red Oak Fund, L.P.
7/18/2012	1.983	4,479	The Pinnacle Fund, LLP
7/18/2012	1.983	5,321	The Red Oak Fund, L.P.
1/25/2013	1.812	3,854	The Pinnacle Fund, LLP
1/25/2013	1.812	5,546	The Red Oak Fund, L.P.
1/28/2013	1.800	4,387	The Pinnacle Fund, LLP
1/28/2013	1.800	6,313	The Red Oak Fund, L.P.
1/29/2013	1.844	8,159	The Pinnacle Fund, LLP
1/29/2013	1.844	11,741	The Red Oak Fund, L.P.
1/30/2013	1.840	9,922	The Pinnacle Fund, LLP
1/30/2013	1.840	14,278	The Red Oak Fund, L.P.
2/27/2013	2.102	2,350	The Pinnacle Fund, LLP
2/27/2013	2.102	10,150	The Red Oak Fund, L.P.
3/7/2013	2.291	6,618	The Pinnacle Fund, LLP
3/7/2013	2.291	28,582	The Red Oak Fund, L.P.

J. Randall Waterfield has made the following purchases and sales of the Company’s securities in the past two years:

Date	Price	# of Shares Bought/(sold)
2/26/2013	2.099	100
2/26/2013	2.10	7,000
2/27/2013	2.10	2,900

B-1

EXHIBIT C

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of the Company’s Common Stock by each person or group known to own more than five percent of the outstanding shares of the Company’s Common Stock, each of the Company’s executive officers named in the Summary Compensation Table of the Company’s 2012 proxy statement, each of the Company’s directors, and all of its directors and executive officers as a group.

The following table sets forth certain information with respect to beneficial ownership of the Company’s Common Stock by its director nominees as of March 12, 2013, the most recent date practicable disclosed in the Company’s Form 10K filed March 13, 2013 for the year ended December 31, 2012. As of March 12, 2013, the Company states that 19,266,685 shares of its Common Stock were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s Common Stock as of March 12, 2013 by:

- each person who is known by us to beneficially own more than five percent of the Company’s common stock; and

- each of the Company’s directors at that date and nominees and named executive officers; and all directors and officers as a group.

	Common Shares Beneficially Owned(1)
Name and Address of Beneficial Owner	Number	Percent (1)
5% Shareholders:
Thomson Horstmann Bryant, 501 Merritt 7, Norwalk CT 06851	1,883,263	9.8%
Heartland Advisors, Inc., 789 North Water Street, Milwaukee, WI, 53202	1,800,000	9.3%
Somerset Capital Advisers, LLC, 10 E40th St., Suite 32101, NY, NY, 10016	1,403,765	7.3%
Dimensional Fund Advisers, LP, Palisades West, Bldg 1, 6300 Bee Cave Rd., Austin, TX, 78746	1,049,811	5.4%
Red Oak Partners, LLC, 304 Park Ave. South, 11th Flr, NY, NY, 10010	1,041,619	5.4%

Named Executive Officers and Directors:
Todd P. Clyde	115,155	*
Matthew G. Molchan	2,636	*
Jeffrey R. Keyes	-	*
Virgil J. Lott	44,651	*
Sarah L. Hanssen	7,330	*
John M. Climaco	0	*
Jeffrey E. Eberwein	422,985	2.2%
Charles M. Gillman	422,985	2.2%
James B. Hawkins	0	*
John W. Sayward	74,520	*
Directors Seeking re-election as a group	920,490	4.8%

*	Indicates beneficial ownership of common stock (excluding options or RSU) less than 1% of the outstanding common stock

(1) Based on 19,266,685 shares of common stock outstanding as of March 12, 2013.

PROXY

THIS PROXY IS SOLICITED BY RED OAK AND NOT

BY THE BOARD OF DIRECTORS OF DIGIRAD CORPORATION

ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL YEAR 2013

The undersigned stockholder(s) of Digirad Corporation (the “Company”) hereby appoint(s) David Sandberg and Adrian Pertierra, and each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.0001, of the Company, which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on May 3, 2013, or any adjournment(s) or postponement(s) thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

If properly executed, this proxy will be voted as directed on the reverse side. If no direction is given, this proxy will be voted FOR the Red Oak nominees, and AGAINST Proposals 2, 3, and 4 and in the discretion of the proxies as to any other matter which may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE AND RETURN THIS BLUE PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE

You may also vote your shares electronically through the Internet or by telephone up until 11:59 P.M. Pacific Standard Time the day before the Annual Meeting. If you choose to vote through the Internet or by telephone, there is no need to return the enclosed BLUE proxy card.

To Vote by Internet

•	Log on to the Internet and go to the web site http://www.ourmaterials.com/redoakfund

•

Have the enclosed BLUE proxy card on hand when you access the web site and you will be prompted to enter your 12-digit Control Number, which is located below, to obtain your records and to create an electronic voting instruction form.

To Vote by Telephone

•	Use any touch-tone telephone to dial [______________].

•

Have the enclosed BLUE proxy card on hand when you call, and you will be prompted to enter your 12-digit Control Number, which is located below, to vote. Follow the instructions that the Vote Voice provides you.

WE URGE YOU TO VOTE FOR OUR DIRECTORS, AND AGAINST PROPOSALS 2, 3 AND 4.

1.	Proposal to elect the Red Oak Nominees to the Board of Directors.

RAYMOND J. BROOKS, JR.	☐ FOR	☐ WITHHOLD

CHRISTOPHER IORILLO	☐ FOR	☐ WITHHOLD

DAVID SANDBERG	☐ FOR	☐ WITHHOLD

TONY SNOW	☐ FOR	☐ WITHHOLD

J. RANDALL WATERFIELD	☐ FOR	☐ WITHHOLD

2.	The ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Stockholder approval of the compensation of the Company’s Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. Stockholder approval of the compensation of the Company’s executives.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated:                                                            , 2013

Signature

Signature (if held jointly)

Name:

Title:

Please date this proxy, sign exactly as your name(s) appears hereon and return this proxy promptly using the enclosed envelope. Where stock is owned by more than one person, all owners should sign the proxy. When signing as attorney, executor, trustee or guardian, please give your full title. If there is more than one trustee, all should sign. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.